Filed by United Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rockwell Collins, Inc.

Commission File No. 001-16445

Date: September 5, 2017

United Technologies To Acquire Rockwell Collins September 5, 2017

Forward-Looking Statements Note: All results and expectations in the presentation reflect continuing operations unless otherwise noted. Cautionary Statement: This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases and other measures of financial performance or potential future plans, strategies or transactions of United Technologies or the combined company following United Technologies’ proposed acquisition of Rockwell Collins, the anticipated benefits of the proposed acquisition, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Rockwell Collins operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers; (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services; (3) future levels of indebtedness and capital spending and research and development spending; (4) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (5) the timing and scope of future repurchases of United Technologies’ common stock, which may be suspended at any time due to market conditions and the level of other investing activities and uses of cash, including in connection with the proposed acquisition; (6) delays and disruption in delivery of materials and services from suppliers; (7) company and customer- directed cost reduction efforts and restructuring costs and savings and other consequences thereof; (8) the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses, including Rockwell Collins, into United Technologies’ existing businesses and realization of synergies and opportunities for growth and innovation; (9) new business or investment opportunities; (10) our ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies and Rockwell Collins operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which United Technologies and Rockwell Collins operate; (17) the ability of the parties to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; (18) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (19) negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective financial performance; (20) risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected, including risks associated with contracts containing provisions that may be triggered by the proposed transaction; (22) the possibility that costs or difficulties related to the integration of Rockwell Collins’ operations with those of United Technologies will be greater than expected; and (23) the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Rockwell Collins assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Strategic Rationale Establishes premier aerospace systems supplier well-positioned to meet customer demands Expanded R&D capabilities and investment to drive best-in-industry innovation World-class mechanical / electronics design and software development capabilities Broader and more capable field support network Enables enhanced digital service offerings Cost synergies of $500+ million expected by year 4

Rockwell Collins – A Leading Aerospace Systems Supplier

Pro Forma 2017E (FYE 9/30)

Rockwell Collins

Revenue: ~$8.4B

Commercial Systems

Revenue: ~$2.4B



- Integrated flight decks
- Communications and navigation
- Displays
- Flight controls

Government Systems

Revenue: ~$2.3B



- Integrated avionics
- Displays
- Navigation
- Networked communications

Information Management Services

Revenue: ~$0.7B



- Global networks and data services
- Airport systems
- Mission critical communications

Interior Systems[1]

Revenue: ~$3.0B



- Commercial and business aircraft seating
- Cabin and specialty lighting
- Galleys and inserts

1. Pro forma for full year of B/E Aerospace acquisition

2

Heritage Of Industry Leadership First global aviation Pioneer in GPS data communications technology network Relayed to the world First synthetic vision First integrated the first words ever system (SVS) on head-avionics system spoken on the moon up display (HGS)

Highly Complementary Product Offerings Rockwell Collins core capability Electric, Environmental & Seating & Interior Systems Information Solutions UTAS Engine Systems core capability Actuation & Propellers Avionics Aerostructures (Nacelles) Landing Systems Sensors & Systems 4

World-Class Aero Systems Business Pro Forma UTAS + Rockwell Collins (2017E) Revenue By Segment Revenue By Type Revenue By Geography Military Aftermarket International 25% 40% 45% 55% 60% 75% Commercial OEM United States Total Sales = ~$23B

Pro Forma UTC Military Military Aero Aero Building Building Systems Systems Commercial Commercial Aero Aero 2017E sales: $58.5B – $59.5B 2017E sales: $67B – $68B EPS accretive after the first full year following closing

Cost Synergies ~7% of sales $600M+ ~6% of sales Public company costs $500M+1 ~4-5% of sales $350 – $400M SG&A Procurement Productivity Announced Realized Planned 1. $650M one-time cost to achieve synergies

Transaction Overview Transaction Rockwell Collins shareowners will receive $93.33 per share in cash and $46.67 in shares of UTC common stock, subject to a 7.5% collar centered on UTC’s August 22, 2017 closing share price of $115.69 Terms Represents a share price of $140 per Rockwell Collins share and a premium of 25% over unaffected price (as of market close 8/2/17) Implies a total transaction value of $30 billion, including the assumption of $7 billion of Rockwell Collins net debt    Financial Represents a pre-synergy pro forma calendar year 2018E EBITDA multiple of 13.9x1 Metrics Run-rate cost synergies are expected to be $500+ million by year 4 Transaction is expected to be accretive to UTC Adjusted EPS after the first full year following closing Financing UTC will assume Rockwell Collins’ existing debt & finance the cash portion of the transaction with ~$14 billion of new acquisition debt UTC committed to taking actions to maintain strong investment grade credit ratings post transaction Approvals Transaction has been unanimously approved by both UTC’s Board of Directors and Rockwell Collins’ Board of Directors and Timing Estimated closing by Q3 2018, subject to completion of required regulatory approvals and other customary closing conditions Completion of the proposed transaction requires Rockwell Collins shareowner approval Leadership Combined business to be named Collins Aerospace Systems Kelly Ortberg will assume the role of Chief Executive Officer with Dave Gitlin serving as President and Chief Operating Officer 1. Based on Thomson Reuters consensus estimates for Rockwell Collins

Expected Capital Structure and Deployment Growth Invest in R&D and capital expenditures to sustain innovation and growth Investments Return of Dividend practice unchanged – UTC has paid cash dividends to shareowners every year since 1936 Capital Expect share repurchases to be suspended to focus on de-leveraging M&A Limited M&A – in the core and for the right value Debt Explore opportunities for additional cash repatriation and non-core divestitures to reduce leverage Reduction Committed to maintaining strong investment-grade credit ratings

Focus on Execution Across the Businesses Pratt & Whitney GTF execution Otis operations excellence UTAS cost reduction CCS innovation for growth Continue to expect 2017 adjusted EPS of $6.45 – $6.60 on organic sales growth of 3% – 4%* *See appendix for additional information regarding these non-GAAP financial measures

COLLINS RADIO COMPANY

Appendix

Important Information about UTC and the Proposed Transaction Use and Definitions of Non-GAAP Financial Measures United Technologies Corporation reports its financial results in accordance with accounting principles generally accepted in the United States (“GAAP”). We supplement the reporting of our financial information determined under GAAP with certain non-GAAP financial information. The non-GAAP information presented provides investors with additional useful information, but should not be considered in isolation or as substitutes for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. When we provide our expectation for adjusted earnings per share (“EPS”) and organic sales on a forward-looking basis, a reconciliation of the differences between the non-GAAP expectations and the corresponding GAAP measures (expected diluted EPS from continuing operations and sales) generally is not available without unreasonable effort due to potentially high variability, complexity and low visibility as to the items that would be excluded from the GAAP measure in the relevant future period, such as unusual gains and losses, the ultimate outcome of pending litigation, fluctuations in foreign currency exchange rates, the impact and timing of potential acquisitions and divestitures, and other structural changes or their probable significance. The variability of the excluded items may have a significant, and potentially unpredictable, impact on our future GAAP results. Additional Information In connection with the proposed transaction, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins shareowners. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575. Participants in the Solicitation United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins’ directors and executive officers is available in Rockwell Collins’ proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.